Exhibit (d)(vii)

ALTERNATE NET CASH SURRENDER VALUE RIDER (ANCSV)

If this policy is fully surrendered while this rider is in force, we will pay an Alternate Net Cash Surrender Value to the owner as described in this rider in lieu of the Net Cash Surrender Value described in the policy.

Alternate Net Cash Surrender Value

The Alternate Net Cash Surrender Value benefit is available under this rider only in the event of a full surrender before the termination date of this rider. The Alternate Net Cash Surrender Value:

•	is not available for partial withdrawals;

•	it does not affect the determination of the policy’s loan value;

•	is not used in determining Death Benefit Option 2 in the “Death Benefit Options” provision as described in the policy;

•	is not used in the policy’s net amount at risk calculation; and

•	is not used to test if the policy is in danger of lapsing.

However, in calculating the policy’s minimum death benefit under Section 7702 of the Internal Revenue Code, we will take this Value into account.

However, if this policy is fully surrendered and the surrender proceeds are intended to be applied to an insurance policy or certificate issued in conjunction with an intent to qualify the exchange as a tax-free exchange under Section 1035 of the Internal Revenue Code, we will not pay the Alternate Net Cash Surrender Value benefit. Instead, the policy’s regular Net Cash Surrender Value will be paid.

Calculation of Alternate Net Cash Surrender Value

We will calculate the Alternate Net Cash Surrender Value on the date the policy is fully surrendered subject to the terms and conditions of the policy and this rider. This amount is equal to the lesser of:

(a)	the total premiums paid as of the date of surrender, less any partial withdrawals and Policy Debt; or

(b)	the Net Cash Surrender Value described in the policy as of the date of surrender, increased by the following amounts:

•	a percentage of the administrative charges previously deducted from the Policy Account Value and premium charges deducted from premiums applied to the Policy Account Value. This amount is calculated by multiplying the total of all such administrative charges and premium charges by the percentage shown in the Table of Alternate Net Cash Surrender Value Percentages in the Policy Data pages for the number of full policy months that have passed from the Policy Date to the date of surrender; plus

•	a portion of the surrender charge applicable on the date of surrender. This amount is calculated as the percentage shown in the Table of Alternate Net Cash Surrender Value Percentages in the Policy Data pages for the number of full policy months that have passed from the Policy Date to the date of the surrender multiplied by the lesser of:

•	the surrender charge applicable to the policy year in which the surrender takes place; or

•	the Policy Account Value less Policy Debt minus the Net Cash Surrender Value.

We will not reinstate the policy if it was previously surrendered for its Alternate Net Cash Surrender Value.

Rider Cost

There is a one-time charge for this rider and it is deducted on the Issue Date of the policy. This charge will be deducted from both the Policy Account Value. This charge is shown in the Policy Data pages.

ICC18-ANCSV GIAC	The Guardian Insurance & Annuity Company, Inc.

The Contract

This rider is:

•	issued in consideration of the application;

•	attached to this policy and is part of the entire contract as defined in the policy;

•	subject to all applicable provisions of this policy.

Issue Date

The issue date of this rider is the Issue Date of this policy. The effective date of this rider is the effective date of this policy.

Termination

This rider terminates:

•	on the expiry date shown in the Policy Data pages; or

•	if this policy is surrendered, lapses or terminates.

The Guardian Insurance & Annuity Company, Inc.

Secretary

ICC18-ANCSV GIAC	The Guardian Insurance & Annuity Company, Inc.